Exhibit 99.1

Huize Holding Limited Announces Changes to Board of Directors

SHENZHEN, China, February 9, 2021 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online long-term life and health insurance product and service platform for new generation consumers in China, today announced the appointment of Mr. Aaron Xiaolei Hou to Huize’s board of directors, effective on February 12, 2021. Mr. Hou will also serve as a member of the audit committee of the board, a member of the compensation committee of the board, and a member of the nominating and corporate governance committee of the board. Mr. Li Jiang, the Company’s Chief Operating Officer, will step down from his position as a director of the Company, effective from the same date, following which the majority of Huize’s board will be comprised of independent directors. Mr. Jiang will continue to serve as the Chief Operating Officer of the Company.

Mr. Hou has nearly 20 years of risk management and capital markets experience. He founded China Springs Capital Co., Ltd. in October 2016, and currently serves as its Chief Executive Officer and Chief Investment Officer. Prior to that, he worked as the Chief Risk Officer of CITIC Securities from 2011 to 2013, and an executive director in the market risk management division at the global headquarter of Goldman Sachs Group in New York from 2007 to 2013. Mr. Hou received his MBA degree in Finance and Accounting from the University of Rochester in 2000, and Masters of Science in Quantitative Methods and Modeling from CUNY Baruch College in 2003.

Mr. Cunjun Ma, the Company’s Founder, Chairman and Chief Executive Officer, expressed on behalf of the board of directors the confidence that Mr. Hou’s rich experience in risk management and capital markets will bring additional value to the Company by enhancing its risk management practices and further bolster governance standards for the Company.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com